February 4, 2015

United States

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. John Cash

Re:	Quanex Building Products Corporation

Form 10-K for the Year Ended October 31, 2014

Filed December 12, 2014

File # 1-33913

Dear Mr. Cash:

On behalf of Quanex Building Products Corporation (the “Company” or “Quanex”), this letter is in response to your communication dated January 28, 2015 setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the year ended October 31, 2014 filed on December 12, 2014 (our “Form 10-K”).

For convenience, we have restated the Staff’s comments in full and have keyed all responses to the numbering of the comments and headings used in your letter.

Form 10-K for the Fiscal Year Ended October 31, 2014

Item 2. Properties, page 17

1.	We note your disclosure here that your facilities operated at approximately 46% of capacity is not consistent with your Q4 earnings call, held on December 12, 2014, where you indicated estimated capacity utilization was 60% - 70%. Please explain the differences in your rates.

Response: The Company acknowledges the Staff’s comment. The manufacturing capacity rate of 46% disclosed in the Annual Report on Form 10-K filed on December 12, 2014 was consistent with prior presentations and is a calculation based upon theoretical capacity, extrapolated using various operational measures to project total sales assuming full utilization of the manufacturing plants. The capacity rate noted on the earnings call of 60% - 70% was based on shipments as a percentage of estimated total production capacity at the operating conditions in effect during the year. The Company will evaluate this measure for consistency and will clarify this language in future communications to avoid confusion.

Securities and Exchange Commission

February 4, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Comparison of the Fiscal Year Ended October 31, 2014 and 2013, page 25

2.	We note your discussions of changes in net sales and cost of sales during each period presented. Please revise future filings to quantify the impact of price and volume changes on net sales as well as the other factors you identify as impacting net sales and cost of sales. Additionally, please revise future filings to more fully address and quantify the impact of raw material price changes on cost of sales and the extent to which you were or were not able to pass through such price changes to your customers during each period presented. Please also address your expectations regarding future costs and pricing.

Response: The Company acknowledges the Staff’s comment and in future filings will provide additional discussion with regard to changes in net sales and cost of sales in terms of price and volume to the extent that such changes have a significant impact on the period-over-period results. In addition, the Company will discuss changes in significant raw material prices and the ability to pass such costs to customers. As discussed in the Company’s Annual Report on Form 10-K, unfavorable contractual concessions were made to 2014 pricing for a few large customers which did have a negative impact on the Company’s results, including an inability to fully recover the increase in the price of resin used for the Company’s extrusion products. In general, the Company would not expect to have significant exposure to changing raw material prices, except as disclosed in the Annual Report on Form 10-K in the “Risk Factors” section. The Company expects to further address cost trends and pricing within the “Market Overview and Outlook” heading included in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

3.	We note your discussion of income taxes. Please revise future filings to quantify and more fully explain your disclosure that you implemented certain tax strategies during 2014 that you believe will favorably reduce your effective rate in future periods but had an unfavorable impact for 2014. Additionally, please review future filings to address when and to what extent you expect loss-carryforwards will impact your effective tax rate in future periods.

Response: The Company acknowledges the Staff’s comment and in future filings will more fully explain the expected impact of changes in tax strategies on the effective tax rate. The Company addressed the amount and expected utilization of loss carryforwards in the Notes to Consolidated Financial Statements, Note 11, Income Taxes. In future filings, the Company will add clarifying language or cross-reference to the discussion contained elsewhere in the Annual Report on Form 10-K.

Securities and Exchange Commission

February 4, 2015

Critical Accounting Policies and Estimates, page 32

Goodwill, page 33

4.	Based on your current disclosures it appears you have concluded you have two reporting units whose estimated fair values did not substantially exceed their book values. As previously requested, please revise future filings to identify each such reporting unit and quantify the amount of goodwill allocated to each unit.

Response: The Company acknowledges the Staff’s comment. In future filings, the Company will provide additional clarifying language in circumstances where goodwill may be at risk of impairment. As noted in the Critical Accounting Polices and Estimates discussion in the Annual Report on Form 10-K, the Company currently has four reporting units, of which three such units contained goodwill of $55.2 million, $12.6 million and $2.8 million. For each of these three reporting units, the fair value exceeded the carrying value of the underlying net assets at the date of the annual assessment by more than 38%. Management believes that these results indicate that the fair value of the reporting units well exceeded the carrying value for each of the three reporting units, and will clearly state as such in future filings.

Notes to the Consolidated Financial Statements

Segment Information, page 79

5.	As previously requested, please revise future filings to specifically state that you do not accumulate product line sales, to the extent that continues to be accurate.

Response: The Company acknowledges the Staff’s comment. The Company collects sales data across product lines, and where available, at the SKU level. Such data at the SKU level has historically not been available and therefore has not been analyzed at that level. The Company will review its methodology for analyzing sales data and, in future filings will provide more information related to sales by product line based on available data, although such data will be aggregated, to the extent possible, for similar product lines/groupings. The Company’s management believes that these product lines, which include various window and door components, share common economic characteristics and therefore have historically been aggregated at the reportable segment level.

Exhibit Index, page 87

6.	Please amend your filing to include the consent of Grant Thornton LLP or explain why it is not required.

Response: The Company acknowledges the Staff’s comment. The consent of Grant Thornton LLP was filed with the Annual Report on Form 10-K on December 12, 2014. However, during the EDGAR submission process, the EDGAR exhibit number was inadvertently transposed as Exhibit 32.1 rather than Exhibit 23.1. The Exhibit is properly labeled on the Exhibit Index and on the exhibit itself and, as such, management does not believe an Amendment to the Annual Report on Form 10-K would be necessary at this time because the chance of a shareholder being misled by this error is small. The Company will take steps to ensure such errors do not occur in future filings.

Securities and Exchange Commission

February 4, 2015

In addition to the responses to the staff comments above, the Company acknowledges in writing, per the request of the staff, the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further clarification of the responses provided, please contact me at the following:

Quanex Building Products Corporation

1800 West Loop South, Suite 1500

Houston, Texas 77027

(713) 961-4600

Sincerely,

/s/ Dewayne Williams
Dewayne Williams Vice President – Controller
(Principal Accounting Officer)